Exhibit 99.1

ironSource Announces Record First Quarter 2022 Results

Record Revenue of $190 million, 58% year-over-year growth

Record Adjusted EBITDA of $59 million, 31% Adjusted EBITDA margin

Dollar-based net expansion rate of 153%

TEL AVIV, Israel, May 12, 2022 – ironSource (NYSE: IS) (“ironSource” or the “Company”), a leading business platform for the App Economy, today announced financial results for the three months ended March 31, 2022. In addition, the Company provided its initial outlook for the second quarter ending June 30, 2022.

“We’ve had an excellent quarter, with record revenue of $190 million, growing 58% year-over-year, and a dollar-based net expansion rate of 153%, as ironSource has become the gateway to the App Economy and the platform of choice for app developers turning their apps into successful businesses,” said Tomer Bar-Zeev, CEO and co founder of ironSource. “Our strong execution reflects our scale, product innovation and data advantage. No less important, our results highlight our deep knowledge of what is necessary to create a successful app business and to constantly meet developer needs, by opening new avenues for app marketing and growth, and helping apps anticipate and address new industry trends.”

First Quarter 2022 Financial Highlights:

●	Total revenue of $190 million, an increase of 58% year-over-year

●	GAAP Net Income of $14 million

●	Adjusted EBITDA[1] of $59 million, an increase of 49% year-over-year

●	Adjusted EBITDA margin[1] of 31%

●	Dollar-based net expansion rate of 153%, compared to an average of 157% for the last 10 quarters

●	397 customers each contributing more than $100,000 of revenue in the trailing 12 months compared to 292 in the 12 months ended March 31, 2021, an increase of 36% year-over-year

1 Adjusted EBITDA and Adjusted EBITDA margin are financial measures that are not required by, or presented in accordance with, U.S. GAAP. Please see Annex A of this release for a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure stated in accordance with GAAP for each of the periods presented. We calculate Adjusted EBITDA margin as Adjusted EBITDA divided by revenue.

First Quarter 2022 Corporate Highlights:

●	Announced the launch of the new Luna platform. Combining the Luna Labs and Bidalgo acquisitions, Luna is the first cross-channel marketing platform specifically built for app marketers, allowing ironSource to capitalize on additional streams of marketing spend in the App Economy.

●	Announced Luna Search Ads, which allows app marketers to better create, manage and optimize campaigns on Apple Search Ads.

●	Announced the launch of a marketability testing tool for mobile gaming apps, which allows developers to assess the product market fit of a game very early on by evaluating whether it can be scalably marketed.

Business Outlook:

ironSource is introducing guidance for the quarter ending June 30, 2022 and updating annual guidance as follows:

Second quarter of fiscal 2022:

●	Total revenue is expected to be between $180 million and $185 million, representing 35% year-over-year growth at the midpoint.

●	Adjusted EBITDA[2] is expected to be between $52 million and $54 million, representing 15% year-over-year growth at the midpoint.

Full-year fiscal 2022:

●	Total revenue is expected to be in the range of $750 million to $780 million compared to $790 million to $820 million previously, representing 38% year-over-year growth at the midpoint

●	Adjusted EBITDA is expected to be in the range of $230 million to $240 million compared to $255 million to $265 million previously, representing 21% year-over-year growth at the midpoint.

2 Adjusted EBITDA is a financial measure that is not required by, or presented in accordance with, U.S. GAAP. The Company has not reconciled its Adjusted EBITDA guidance to net income because net income is not accessible on a forward-looking basis and, accordingly, a reconciliation to net income is not available without unreasonable effort. See “Key Performance Metrics and Non-GAAP Financial Measures” for more information.

($ in millions)	Q2 22 Guidance	Prior FY 22 Guidance	Updated FY 22 Guidance
Revenue	$180-$185	$790-$820	$750-$780
Revenue Y/Y growth Rate	33%-37%	43%-48%	36%-41%
Adjusted EBITDA	$52-$54	$255-$265	$230-$240
Adjusted EBITDA Margin	28%-30%	31%-34%	29%-32%
Fully Diluted shares outstanding	~1.15B shares

Conference Call Information:

ironSource will host a conference call and live webcast for analysts and investors at 8:30 a.m. Eastern Time on May 12, 2022.

Parties in the United States can access the call by dialing 1-844-200-6205, using conference code 675126. International parties can access the call by dialing + 1 929 526 1599, using conference code 675126. This press release and the accompanying presentation materials will be available on the Company’s website at http://www.is.com/ shortly before the presentation begins.

The webcast will be posted on ironSource’s investor relations website at investors.is.com shortly after the call and will remain accessible for one year. A telephonic replay of the conference call will be available through May 26, 2022. To access the replay, please click here and enter the access code 651686.

Q2 Conference Schedule:

ironSource management is scheduled to participate in the following conferences:

●	17th Annual Needham Technology and Media Conference on May 16th

●	23rd Annual Oppenheimer Israel Conference on May 22nd

●	Jefferies Software Conference on June 2nd

●	Baird 2022 Global Consumer, Technology & Services Conference on June 7th

●	William Blair 42nd Annual Growth Stock Conference on June 8th
●	Wedbush E3 Conference on June 14th

Key Performance Metrics and Non-GAAP Financial Measures

ironSource monitors the key business metrics set forth below to help evaluate the business and growth trends, establish budgets, measure the effectiveness of sales and marketing efforts, and assess operational efficiencies. The calculation of the key metrics discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors. Also included in this press release are certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA Margin, which are designed to complement the financial information presented in accordance with GAAP, because ironSource management believes such measures are useful to investors. See Annex A to this press release for a reconciliation of the non-GAAP financial measures to the nearest GAAP measure, which should be carefully evaluated.

Customers Contributing More than $100,000 of Revenue

ironSource’s larger customer relationships drive scale, improved unit economics and operating leverage in its business model, which improves its solutions and thereby increases its value proposition to all of ironSource’s customers. To measure ironSource’s ability to scale with its customers and attract large enterprises to its platform, ironSource counts the number of customers that contributed more than $100,000 in revenue in the trailing 12 months. ironSource’s gross customer retention rate is calculated by comparing two twelve-month periods to see how many customers in the previous period remain active customers in the current period. ironSource’s customer count is subject to adjustments for acquisitions, consolidations, spin-offs and other market activity.

Dollar-Based Net Expansion Rate

ironSource believes the growth in the use of its platform by existing customers is an important measure of the health of its business and future growth prospects. ironSource monitors its performance in this area using an indicator management refers to as dollar-based net expansion rate. ironSource calculates dollar-based net expansion rate for a period by dividing current period revenue from a set of customers by prior period revenue of the same set of customers. Prior period revenue is the trailing 12-month revenue measured as of such prior period end. Current period revenue is the trailing 12-month revenue from the same customers as of the current period end. Management’s calculation of dollar-based net expansion rate includes the effect of any customer renewals, expansion, contraction and churn, but excludes revenue from new customers.

Adjusted EBITDA and Adjusted EBITDA Margin

ironSource defines Adjusted EBITDA as income from continuing operations, net of income taxes, as adjusted for income taxes, financial expenses, net and depreciation and amortization, further adjusted, as applicable, for asset impairments, share-based compensation expense, fair value adjustments related to contingent consideration, acquisition-related costs and offering costs. ironSource defines Adjusted EBITDA Margin as Adjusted EBITDA calculated as a percentage of revenue. Adjusted EBITDA and Adjusted EBITDA Margin are included in this press release because they are key metrics used by management and our board of directors to assess our financial performance. Adjusted EBITDA and Adjusted EBITDA Margin are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. ironSource management believes that Adjusted EBITDA and Adjusted EBITDA Margin are appropriate measures of operating performance because each eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP measures of our financial performance and should not be considered as alternatives to net income as a measure of financial performance, as alternatives to cash flows from operations as a measure of liquidity, or as alternatives to any other performance measure derived in accordance with GAAP. Adjusted EBITDA and Adjusted EBITDA Margin should not be construed as inferences that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and Adjusted EBITDA Margin are not intended to be measures of free cash flow for management’s discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and Adjusted EBITDA Margin as supplemental measures. Our measures of Adjusted EBITDA and Adjusted EBITDA Margin are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation. For more information on the non-GAAP financial measures, please see the reconciliation tables provided in Annex A below. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company has not reconciled its Adjusted EBITDA guidance to net income because net income is not accessible on a forward-looking basis. Certain items that impact Adjusted EBITDA are out of the Company's control and/or cannot be reasonably predicted. These items include, but are not limited to, share based compensation expenses. These items are uncertain, depend on various factors, and could have a material impact on GAAP reported results for the guidance period. Accordingly, a reconciliation to net income is not available without unreasonable effort.

About ironSource

ironSource is a leading business platform for the App Economy. App developers use ironSource’s platform to turn their apps into successful, scalable businesses, leveraging a comprehensive set of software solutions which help them grow and engage users, monetize content, and analyze and optimize business performance to drive more overall growth. The ironSource platform also empowers telecom operators to create a richer device experience, incorporating relevant app and service recommendations to engage users throughout the lifecycle of the device. By providing a comprehensive business platform for the core constituents of the App Economy, ironSource allows customers to focus on what they do best, creating great apps and user experiences, while enabling their business expansion in the App Economy. For more information please visit www.is.com.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to, without limitation, ironSource’s current expectations and projections relating to its financial condition, including guidance, competitive position, future results of operations, plans, objectives, and views of future events, including the expected benefits and performance of the new Luna platform and other new tools. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: (i) the markets for ironSource’s solution suites are rapidly evolving and may decline or experience limited growth; (ii) ironSource’s reliance on operating system providers and app stores to support its platform; (iii) ironSource’s ability to compete effectively in the markets in which it operates; (iv) ironSource’s quarterly results of operations may fluctuate for a variety of reasons; (v) failure to maintain and enhance its brand; (vi) ironSource’s dependence on its ability to retain and expand its existing customer relationships and attract new customers; (vii) ironSource’s reliance on its customers that contribute more than $100,000 of annual revenue; (viii) ironSource’s ability to successfully and efficiently manage its current and potential future growth; (ix) ironSource’s dependence upon the continued growth of the App Economy and the increased usage of smartphones, tablets and other connected devices; (x) the rapidly changing and increasingly stringent laws, regulations, contractual obligations and industry standards relating to privacy, data protection, data security and the protection of children; (xi) ironSource’s ability to expand into the wider App Economy and the market acceptance of its solutions in industries beyond gaming; (xii) ironSource’s dependence upon the success of the gaming and mobile app ecosystem and the risks generally associated with the gaming industry; (xiii) ironSource’s, and its competitors’, ability to detect or prevent fraud on ironSource’s platforms; (xiv) failure to prevent security breaches or unauthorized access to ironSource’s or its third-party service providers’ data; (xv) the global scope of ironSource’s operations, which are subject to changes or instability in political, geopolitical, social or economic conditions in specific countries or regions in which it operates (including the ongoing conflict between Russia and Ukraine) and laws and regulations worldwide, many of which are unsettled and still developing; (xvi) the effects of health epidemics, including the COVID-19 pandemic; and (xvii) other risk factors set forth in the section titled “Risk Factors” in ironSource’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission (“SEC”) on March 30, 2022, and other documents filed with or furnished to the SEC.

ironSource cautions you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this communication. Except as required by law, ironSource does not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that ironSource will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, in ironSource's public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult.

Contact Information

Investor Relations

Daniel Amir

daniel.amir@is.com

+ 1 415-726-5900

Press

Michal Chafets

michal.chafets@is.com

+972 58-421-1987

Source: ironSource

IRONSOURCE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except for number of shares and par value)

(Unaudited)

	March 31,	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$441,225	$778,261
Accounts receivable, net of allowances of $814 and $437 as of March 31, 2022 and December 31, 2021, respectively	267,603	232,049
Other current assets	59,472	42,382
Total current assets	768,300	1,052,692
Long-term restricted cash	3,435	3,495
Deferred tax assets	6,262	2,012
Operating lease right-of-use asset	36,292	34,116
Property, equipment and software, net	28,272	25,131
Investment in equity securities	20,000	20,000
Goodwill	456,354	240,299
Intangible assets, net	197,727	54,221
Other non-current assets	35,479	18,857
Total assets	$1,552,121	$1,450,823

IRONSOURCE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(U.S. dollars in thousands, except for number of shares and par value)

(Unaudited)

	March 31,	December 31,
	2022	2021
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$284,689	$247,362
Operating lease liabilities	10,082	7,525
Other current liabilities	67,989	53,949
Total current liabilities	362,760	308,836
Deferred tax liabilities	11,335	6,514
Long-term operating lease liabilities	30,296	30,076
Other non-current liabilities	2,375	2,829
Total liabilities	406,766	348,255
Commitments and contingencies
Shareholders’ equity:
Class A and Class B ordinary shares, no par value; 11,500,000,000 (Class A 10,000,000,000 and Class B 1,500,000,000) shares authorized; 1,021,306,573 (Class A 677,342,226 and Class B 343,964,347) and 1,018,468,804 (Class A 652,938,412 and Class B 365,530,392) issued and outstanding at March 31, 2022 and December 31, 2021, respectively	—	—
Treasury shares, at cost, 6,745,955 Class A ordinary shares held at March 31, 2022 and December 31, 2021	(67,460)	(67,460)
Additional paid-in capital	1,071,566	1,042,589
Accumulated other comprehensive income	533	495
Retained earnings	140,716	126,944
Total shareholders’ equity	1,145,355	1,102,568
Total liabilities and shareholders’ equity	$1,552,121	$1,450,823

IRONSOURCE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended March 31,
	2022	2021
Revenue	$189,665	$119,713
Cost of revenue	40,087	20,140
Gross profit	149,578	99,573
Operating expenses:
Research and development	34,656	20,410
Sales and marketing	75,289	48,721
General and administrative	22,847	15,547
Total operating expenses	132,792	84,678
Income from operations	16,786	14,895
Financial expenses, net	346	1,029
Income before income taxes	16,440	13,866
Provision for income taxes	2,668	3,622
Net income	$13,772	$10,244
Basic net income per ordinary share	$0.01	$0.01
Weighted-average ordinary shares outstanding – basic	1,018,117,047	645,295,222
Diluted net income per ordinary share	$0.01	$0.01
Weighted-average ordinary shares outstanding – diluted	1,084,682,754	711,685,249

IRONSOURCE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Three Months Ended March 31,
	2022	2021
Cash flows from operating activities
Net income	$13,772	$10,244
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,735	5,343
Share-based compensation expenses	24,385	16,810
Non-cash lease expense	184	227
Effect of exchange rate changes on cash and cash equivalents and restricted cash	1,317	(1,246)
Loss on disposal of property and equipment	2	—
Interest accrued and other financial expenses	—	107
Deferred income taxes, net	(3,835)	(827)
Changes in operating assets and liabilities, net of effects of businesses acquired:
Accounts receivable	16,470	(851)
Other current assets	(16,151)	(14,750)
Other non-current assets	(17,447)	(3,297)
Accounts payable	(4,985)	(6,657)
Other current liabilities	(6,595)	5,851
Other non-current liabilities	(258)	199
Net cash provided by continuing operating activities	20,594	11,153
Net cash used in discontinued operating activities	—	(5,168)
Net cash provided by operating activities	20,594	5,985
Cash flows from investing activities
Purchase of property and equipment	(1,382)	(473)
Capitalized software development costs	(3,848)	(3,015)
Purchase of intangible assets	—	(1,950)
Acquisitions, net of cash acquired	(353,626)	(89,340)
Maturities of short-term deposits	—	17,590
Net cash used in continuing investing activities	(358,856)	(77,188)
Net cash (used in) discontinued investing activities	—	—
Net cash used in investing activities	(358,856)	(77,188)
Cash flows from financing activities
Repayment of long-term loan	—	(2,500)
Payments of deferred offering costs	—	(1,060)
Exercise of options	2,483	297
Net cash provided by (used in) continuing financing activities	2,483	(3,263)
Net cash provided by (used in) discontinued financing activities	—	—
Net cash provided by (used in) financing activities	2,483	(3,263)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(1,317)	1,246
Net change in cash and cash equivalents and restricted cash	(335,779)	(74,466)
Cash and cash equivalents and restricted cash at beginning of period	781,756	203,087
Cash and cash equivalents and restricted cash at end of period	$444,660	$129,867

Annex A

IRONSOURCE LTD.

Non-GAAP Financial Measures

(U.S. dollars in thousands, except per share amounts)

(Unaudited)

The following tables show the Company’s non-GAAP financial measures reconciled to the comparable GAAP financial measures included in this release.

Reconciliation of GAAP to Non-GAAP net income and net income per share:

	Q1 2022	Q1 2021
GAAP net income	$13,772	$10,244
Add:
Share-based compensation expense	24,385	16,810
Depreciation and amortization	13,735	5,343
Acquisition-related costs	3,904	1,040
Offering costs	—	1,459
Non-GAAP net income	$55,796	$34,896
Weighted-average ordinary shares outstanding—basic	1,018,117,047	645,295,222
Basic Non-GAAP net income per ordinary share	$0.05	$0.04
Weighted-average ordinary shares outstanding—diluted	1,084,682,754	711,685,249
Diluted Non-GAAP net income per ordinary share	$0.05	$0.04

(Unaudited)

Adjusted EBITDA and Adjusted EBITDA margin and a reconciliation of GAAP net income to Adjusted EBITDA:

	Q1 2022	Q1 2021
GAAP net income	$13,772	$10,244
Add:
Financial expenses, net	346	1,029
Income taxes	2,668	3,622
Share-based compensation expense	24,385	16,810
Depreciation and amortization	13,735	5,343
Acquisition-related costs	3,904	1,040
Offering costs	—	1,459
Adjusted EBITDA	$58,810	$39,547
Revenue	$189,665	$119,713
Net income margin	7%	9%
Adjusted EBITDA margin	31%	33%

Reconciliation of GAAP to Non-GAAP gross profit and gross profit margin:

	Q1 2022	Q1 2021
GAAP gross profit	$149,578	$99,573
Add:
Share-based compensation expense	480	265
Depreciation and amortization	11,444	4,653
Non-GAAP gross profit	$161,502	$104,491
GAAP gross margin	79%	83%
Non-GAAP gross margin	85%	87%

(Unaudited)

Reconciliation of GAAP to Non-GAAP operating expenses:

Research and development	Q1 2022	Q1 2021
GAAP research and development expense	$34,656	$20,410
Less:
Share-based compensation expense	8,803	4,805
Acquisition-related costs	417	73
Non-GAAP research and development expense	$25,436	$15,532
GAAP research and development expense as a percentage of revenue	18%	17%
Non-GAAP research and development expense as a percentage of revenue	13%	13%

Sales and marketing	Q1 2022	Q1 2021
GAAP sales and marketing expense	$75,289	$48,721
Less:
Share-based compensation expense	7,921	3,860
Depreciation and amortization	1,771	341
Acquisition-related costs	1,155	121
Non-GAAP sales and marketing expense	$64,442	$44,399
GAAP sales and marketing expense as a percentage of revenue	40%	41%
Non-GAAP sales and marketing expense as a percentage of revenue	34%	37%

General and administrative	Q1 2022	Q1 2021
GAAP general and administrative expense	$22,847	$15,547
Less:
Share-based compensation expense	7,181	7,880
Depreciation and amortization	520	349
Acquisition-related costs	2,332	846
Offering costs	—	1,459
Non-GAAP general and administrative expense	$12,814	$5,013
GAAP general and administrative expense as a percentage of revenue	12%	13%
Non-GAAP general and administrative expense as a percentage of revenue	7%	4%